Exhibit 99.01

FreeSeas Transfers Stock Listing to Nasdaq Capital Market;

Received an Extension until June 17, 2013 to Regain Compliance with Nasdaq’s Minimum Closing Bid Price of $1.00

Athens, Greece, February 19, 2013 -- FreeSeas Inc. (Nasdaq: FREE) (“FreeSeas” or the “Company”), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of Handysize and Handymax vessels, today announced that The Nasdaq Stock Market (“Nasdaq”) has approved its application to transfer its stock listing from the Nasdaq Global Market to the Nasdaq Capital Market, effective February 19, 2013. The Nasdaq Capital Market is a continuous trading market that operates in the same manner as the Nasdaq Global Market.

On February 14, 2013, FreeSeas received a letter from Nasdaq notifying the Company that the appeals hearing in relation to a notification received on December 19, 2012 from Nasdaq that the Company’s stock would be delisted from The Nasdaq Global Market, was cancelled because the Company meets the market value of publicly held shares and all other applicable requirements for initial listing on the Capital Market (except for the minimum bid requirement). FreeSeas has until June 17, 2013 to regain compliance with the minimum bid price rule and the Company’s stock will continue to be listed and traded on Nasdaq.

The Company recently completed a reverse stock split of the Company’s issued and outstanding common stock at a ratio of one new share for every 10 shares currently outstanding. Beginning on February 14, 2013, FreeSeas’ common stock began trading under the ticker symbol “FREED”, and will continue to trade under this symbol for a period of 20 days to provide notice of the reverse stock split. After this period, the symbol will revert to "FREE." The Company believes that as a result of the reverse stock split, the Company’s common stock will continue to trade over $1.00 per share, which will allow the Company to regain compliance with Nasdaq.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Athens, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of Handysize and Handymax vessels. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, www.freeseas.gr.

FreeSeas Inc. February 19, 2013	Page 2

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as “expects,'' “intends,'' “plans,'' “believes,'' “anticipates,'' “hopes,'' “estimates,'' and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information:

At the Company

FreeSeas Inc.

Alexandros Mylonas, Chief Financial Officer

011-30-210-45-28-770

Fax: 011-30-210-429-10-10

info@freeseas.gr

www.freeseas.gr

Investor Relations

The Equity Group

Adam Prior, Vice President

212-836-9606

aprior@equityny.com

www.theequitygroup.com